                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ to _______________

                          Commission file number 1-9148




                         THE BRINK'S COMPANY 401(k) PLAN
                            (Full title of the Plan)




                               THE BRINK'S COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


                  P.O. BOX 18100
                1801 BAYBERRY COURT
                 RICHMOND, VIRGINIA                              23226-8100
          (Address of issuer's principal                         (Zip Code)
                executive offices)

                         THE BRINK'S COMPANY 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                         THE BRINK'S COMPANY 401(k) PLAN

                   Index to Financial Statements and Schedules

                           December 31, 2002 and 2001



                                                                         Pages
                                                                         -----

Independent Auditors' Report                                              4

Financial Statements
--------------------

Statements of Net Assets Available for Benefits
   December 31, 2002 and 2001                                             5

Statements of Changes in Net Assets Available for Benefits
   Years Ended December 31, 2002 and 2001                                 6

Notes to Financial Statements                                             7-12


Schedules
---------

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) -
   December 31, 2002                                                      13

Schedule H, Line 4j, -
Schedule of Reportable Transactions
   Year Ending December 31, 2002                                          14


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Pension Committee of the Board of Directors
The Brink's Company:

We have audited the accompanying statements of net assets available for benefits of The Brink's Company 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
------------
Richmond, Virginia

June 23, 2003

THE BRINK'S COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits



                                                                 December 31
(In thousands)                                               2002          2001
--------------------------------------------------------------------------------
Assets
   Investments at fair value:
     The Brink's Company common stock           $          56,333         63,505
     Mutual funds                                          73,122         78,519
     Common trust funds                                    15,393         19,342
     Notes receivable from participants                    13,206         14,038
   Investments at contract value                           57,262         54,726
--------------------------------------------------------------------------------
Total investments                                         215,316        230,130

Receivables:
   Participant contributions                                1,257          1,553
   Employer contributions                                     699            793
   Interest                                                    56             85
--------------------------------------------------------------------------------
Total receivables                                           2,012          2,431

Cash and cash equivalents                                       9              -
--------------------------------------------------------------------------------
Total assets                                    $         217,337        232,561
================================================================================

Liabilities
Accrued liabilities                             $               -            292
--------------------------------------------------------------------------------
Total liabilities                                               -            292
================================================================================

Net assets available for benefits               $         217,337        232,269
================================================================================

See accompanying notes to financial statements.

THE BRINK'S COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits



                                                                           Years Ended December 31
(In thousands)                                                                 2002         2001
--------------------------------------------------------------------------------------------------
Income:
   Dividends                                                           $      4,265         4,903
   Interest                                                                     969         1,047

Net appreciation (depreciation) in fair value of investments:
   Participant-directed                                                     (34,884)      (11,909)
   Nonparticipant-directed                                                    4,324         5,761
--------------------------------------------------------------------------------------------------
   Net depreciation                                                         (30,560)       (6,148)

Contributions:
   Participant                                                               21,570        19,240
   Employer                                                                  11,286         9,732
   Rollover                                                                     695         1,507
--------------------------------------------------------------------------------------------------
Total additions                                                               8,225        30,281

Distributions to participants
   or beneficiaries                                                         (23,157)      (18,757)
--------------------------------------------------------------------------------------------------
Net increase (decrease)                                                     (14,932)       11,524

Net assets available for benefits:
   Beginning of year                                                        232,269       220,745
--------------------------------------------------------------------------------------------------
   End of year                                                         $    217,337       232,269
==================================================================================================

See accompanying notes to financial statements.

                         THE BRINK'S COMPANY 401(k) PLAN


                          Notes to Financial Statements

                           December 31, 2002 and 2001


1.       Plan Information and Summary of Significant Accounting Policies

         On May 2, 2003, the shareholders of The Pittston Company approved a proposal to change the Company's name to The Brink's Company. The name change became effective on May 5, 2003. Prior to May 5, 2003, The
         Pittston Company traded on the New York Stock Exchange under the symbol "PZB." Beginning on May 5, 2003, The Brink's Company trades on the New York Stock Exchange under the symbol "BCO."

         Also, effective May 5, 2003, The Savings-Investment Plan of The Pittston Company and its Subsidiaries was amended to change the name of the plan to The Brink's Company 401(k) Plan (the "Plan").

         Description of Plan
         -------------------

         The Plan is a voluntary defined contribution plan sponsored by The Brink's Company and participating subsidiaries (the "Company"). Prior to July 1, 2001, employees of the Company who were not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) were eligible to participate after six months of full time service in which they had at least 1,000 hours of service or at least 1,000 hours of service in any twelve month period. Effective July 1, 2001, eligible employees could participate after thirty days of service. Notwithstanding employee participation in the Plan after thirty days of service, participants must complete six months of service before Company matching contributions commence. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         A participant may withdraw the following at any time without being suspended from the Plan:

         (a) All or a portion of Company matching contributions made prior to January 1, 1985;

         (b) All or a portion of after-tax contributions made prior to January 1, 1987; or

         (c)  Any rollover contributions.

         Any withdrawals of vested Company matching contributions made after January 1, 1985 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

         The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed. However, the Plan allows two exceptions:

         (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions, or

         (b) If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service ("IRS") guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.

         The first exception results in a suspension of Company matching contributions for a period of six months. A hardship withdrawal results in a suspension of employee pretax contributions for twelve months.

         Vesting Policy
         --------------
         A participant is 100% vested in the market value of his or her pretax contributions. Vesting in the Company matching contributions is based on years of service. Effective January 1, 2002, the Plan was amended and restated to reflect a revised vesting schedule for the Company matching contributions. Vesting in the Company matching contributions during 2002 and 2001 was based on years of service as follows:

                                                      2002            2001
                 ----------------------------------------------------------
                  Less than 2 years                   None            None
                  2 but less than 3 years             20%             None
                  3 but less than 4 years             50%             50%
                  4 but less than 5 years             75%             75%
                  5 or more years                     100%            100%

         If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

         Effective as of September 1, 2002, the Plan was amended to allow participants to diversify their matching contributions in The Brink's Company common stock to the extent of their vested balance. Accordingly, on September 1, 2002, the vested portion of participants' Company matching contributions remaining in The Brink's Company common stock was reclassified to participant-directed accounts. Nonvested participant balances in Company matching contributions continue to be classified as nonparticipant-directed.

         Forfeitures by the participants of the nonvested portion of their account upon withdrawal from the Plan are used to reduce future matching contributions of the Company to the Plan. Employer contributions receivable are net of forfeitures of $31,000 and $62,000 at December 31, 2002 and 2001, respectively. Also, in 2002 and 2001, employer contributions were reduced by $691,000 and $333,000, respectively, from forfeited nonvested accounts.

         Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets available for benefits.

         The fair value of common stock, mutual fund investments and common trust fund investments is determined by using quoted market prices. The contract value (contributions made plus interest accrued at the contract rate less withdrawals and fees) of certain investments approximates fair value. Participant notes receivable are valued at cost, which approximates fair value. The cost of securities sold is determined principally on the basis of average cost, at the time of sale. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis. Benefits are recorded when paid.

         Use of Estimates
         ----------------

         In accordance with accounting principles generally accepted in the United States of America, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

         Risks and Uncertainties
         -----------------------
         The Plan provides for various investment options which invest in any combination of equities, fixed income securities and investment contracts. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is reasonably possible that changes in risk could materially affect participants' account balances and the amounts reported.

2.       Participant Notes Receivable

         Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. Repayments are generally made through level monthly payroll deductions. The term of a loan cannot exceed 5 years for general purpose loans and 15 years for principal residence loans. The interest rate charged on a participant notes receivable is one percentage point above the prime rate as published in the Wall Street Journal. Interest paid by the participant is credited to the participant's account.

3.       Contributions

         In 2002, each participant could designate a contribution of up to the lesser of $11,000 or 20% of pretax earnings. In the first half of 2001, each participant could designate a contribution of up to the lesser of $10,500 or 15% of pretax earnings. The 15% limit was increased to 20% for the second half of 2001. Amounts contributed are subject to limitations under IRS non-discrimination tests. For purposes  of  determining  Plan  contributions,  pretax  earnings  are defined as regular pay including commissions and bonuses, but excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages during each pay period.

         During 2002 and 2001, participant contributions to the Plan could be invested in one of several investment funds managed by T. Rowe Price Trust Company ("T. Rowe Price"). In addition, during 2002, two additional funds not managed by T. Rowe Price were added to the Plan's investment fund alternatives. Prior to September 2002, participant contributions could be invested in The Brink's Company common stock. After September 2002, no future participant contributions could be directed into The Brink's Company common stock; however, existing participant-directed balances in The Brink's Company common stock were eligible to remain in The Brink's Company common stock.

         Participant contributions up to 5% of pretax earnings were matched by the Company at rates ranging from 50% to 100% in both 2002 and 2001. Company matching contributions are in the form of The Brink's Company common stock. Participants who were employees of the following wholly owned subsidiaries of the Company were matched at the following rates in 2002 and 2001:

                  Brink's, Incorporated                               100%
                  Brink's Home Security                                75%
                  BAX Global Inc.                                      75%
                  Air Transport International, LLC                     50%
                  Pittston Coal Company                                50%
                  Pittston Minerals Ventures                           50%

         Employees of Brink's Administrative Services and The Brink's Company were matched at a rate of 100% in 2002 and 2001. In 2003, the Company adjusted the rates at which contributions are matched. (See Note 10).

4.       Distributions

         Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from The Brink's Company stock fund which will be made in shares unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed from the Plan. If a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan. Participants who retire on their normal retirement date may elect to defer distribution until the later of age 70 1/2 or their retirement date.

5.       Related Party Transactions

         Certain Plan investments are shares of mutual funds, common trusts, and investment contracts managed by T. Rowe Price, the Trustee. Additionally, the Plan invests in shares of The Brink's Company common stock. Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant notes receivable.

         At December 31, 2002, the Plan held 3,048,299 shares of The Brink's Company common stock valued at $56,332,570. During 2002, 615,790 shares of The Brink's Company common stock were purchased at a total cost of $14,005,710 and 441,020 shares with a cost basis of $9,707,773 were sold for $10,092,918.

         At December 31, 2001, the Plan held 2,873,529 shares of The Brink's Company common stock valued at $63,504,981. During 2001, 589,802 shares of The Brink's Company common stock were purchased at a total cost of $12,298,953 and 359,446 shares with a cost basis of $7,626,628 were sold for $7,529,375.


6.       Federal Income Taxes

         The Plan obtained its latest determination letter on March 24, 1998, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with Section 401(a) of the Internal Revenue Code ("IRC") and accordingly, the Plan is exempt from income tax under Section 501(a) of the IRC. The Plan has since been amended and restated for the series of tax law changes and a new determination letter request was submitted to the IRS on February 27, 2002. The Company and the Plan's tax counsel believe the amended Plan continues to comply in form and operation with current tax law and the provisions of the plan document.

7.       Investments

         During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


                                                                            Years Ended December 31
                                                                            2002               2001
         ------------------------------------------------------------------------------------------
                                                                             (In thousands)
         Appreciation (depreciation) of investments at fair value
           as determined by quoted market prices:
              The Brink's Company common stock                      $   (11,094)             6,207
              Mutual funds                                              (15,154)           (11,162)
              Common trust funds                                         (4,312)            (1,193)
         ------------------------------------------------------------------------------------------
                                                                    $   (30,560)            (6,148)
         ==========================================================================================


         In 2002 and 2001, participants had the option to invest in a stability fund (the "fund") generally investing in money market funds, short-term investments and benefit-responsive investment contracts, including synthetic investment contracts, issued by banks, insurance companies and other high-quality issuers. The fund seeks to maintain a constant net asset value and, as a result, allows participants to withdraw all or a portion of their investment at contract value. The investment contracts held by the fund are nontransferable, but provide for these benefit-responsive withdrawals by Plan participants at the contract value. The fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. Generally, contract value approximates fair value. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The investments in the fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience or on another formula applicable under the contract. The average yield on investments held by the fund was approximately 5.6% and 6.2% at December 31, 2002 and 2001, respectively. Maturities of the investment contracts held by the fund ranged from 2003 to 2039 and from 2002 to 2039 at December 31, 2002 and 2001, respectively.

         Investments at fair value or contract value which represent 5% or more of the net assets available for benefits at December 31 are as follows:

                                                                   December 31
                                                                2002        2001
         -----------------------------------------------------------------------
                                                               (In thousands)
         Investment:
           The Brink's Company common stock (a)            $  56,333      63,505
           T. Rowe Price Stable Value Common Trust Fund       57,262      54,726
           T. Rowe Price Personal Strategy Balanced Fund      19,037      18,939
           T. Rowe Price Equity Index Trust                   15,393      19,342
           T. Rowe Price Blue Chip Growth Fund                15,931      20,469
           Notes receivable from participants                 13,206      14,038
         -----------------------------------------------------------------------

         (a) Includes nonparticipant-directed investments in 2002 and 2001 of $3,430 and $59,098, respectively.


8.       Nonparticipant-Directed Investments

         Information about the net assets and the significant components of the
         changes  in  net  assets   relating  to  the   nonparticipant-directed
         investments is as follows:



                                                                                       December 31
                                                                                  2002               2001
         -------------------------------------------------------------------------------------------------
                                                                                     (In thousands)
         Net Assets:
           The Brink's Company common stock                                $     3,430             59,098
           Employer contributions receivable to nonparticipant-
              directed accounts                                                     13                793
           Accrued liabilities                                                       -               (272)
         -------------------------------------------------------------------------------------------------
                                                                           $     3,443             59,619
         =================================================================================================





                                                                                  Years Ended December 31
                                                                                  2002               2001
         -------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
         Changes in Net Assets:
           Contributions to nonparticipant-directed accounts               $     6,880              9,732
           Dividends                                                               143                254
           Net appreciation                                                      4,324              5,761
           Distributions to participants or beneficiaries                       (4,108)            (4,577)
           Transfers to participant-directed investments (a)                   (63,415)              (627)
         -------------------------------------------------------------------------------------------------
                                                                           $   (56,176)            10,543
         =================================================================================================


         (a) Effective September 1, 2002, participants were allowed to diversify their matching contributions in The Brink's Company common stock to the extent of his or her vested balance. Nonvested participant balances in The Brink's Company common stock continue to be classified as nonparticipant-directed.

9.        Reconciliation to Form 5500

          The Form 5500 for the Plan reflects a reduction in net assets for deemed distributions of certain participant loans in the statements of net assets available for benefits as of December 31, 2002 and 2001, respectively. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their net assets within the Plan. In addition, the Form 5500 for the Plan includes a liability for benefits payable in the statement of net assets available for benefits as of December 31, 2001. The accompanying financial statements do not include such a liability as benefits are recorded when paid. At December 31, 2002, there were no amounts processed and approved for payment that had not been paid by December 31, 2002.

         The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:

                                                                 December 31
         -----------------------------------------------------------------------
                                                              2002       2001
         -----------------------------------------------------------------------
                                                              (In thousands)
         Net assets available for benefits
                per the Form 5500                          $217,228     227,798
         Cumulative deemed distributions                        109         137
         Benefits payable to participants at end of year          -       4,334
        ------------------------------------------------------------------------
         Net assets available for benefits
           per the Statements of Net Assets
           Available for Benefits                          $217,337     232,269
        ========================================================================


                                                         Years Ended December 31
                                                             2002         2001
        ------------------------------------------------------------------------
                                                               (In thousands)
         Distributions to participants per the
           Form 5500                                        $18,795      20,264
         Changes in the amount of deemed distributions           28          (4)
         Benefits payable to participants at
           beginning of year                                  4,334       2,831
         Benefits payable to participants at
           end of year                                            -      (4,334)
        ------------------------------------------------------------------------
         Distributions paid to participants per the
           Statements of Changes in Net Assets
           Available for Benefits                           $23,157      18,757
        ========================================================================

10.      Plan Amendments

         Effective June 1, 2003, the Plan was amended and restated with respect to the rates at which the Company would match participant contributions. Effective as of the first payroll on or after June 1, 2003, all participant contributions up to 5% of pretax earnings will be matched at a rate of 75%.


                                                                                        Schedule 1

                                                     THE BRINK'S COMPANY 401(k) PLAN
                                      Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                                         December 31, 2002
                                                 (In thousands, except share amounts)

                                                                                                           Cost
Identity of Issue, Borrower,         Description of Investment Including Maturity Date,               (nonparticipant       Current
 Lessor or Similar Party             Rate of Interest, Collateral, Par or Maturity Value               directed only)        Value
------------------------------------------------------------------------------------------------------------------------------------
The Brink's Company*        185,631 shares nonparticipant directed The Brink's Company common stock;
                                $1 par value                                                            $ 4,029                3,430

The Brink's Company*        2,862,668 shares of participant directed The Brink's Company common stock;
                                $1 par value                                                                                  52,903

ING Investments, LLC        321,225 shares in the ING International Value Fund                                                 3,306

Lord Abbett                 12,865 shares in Lord Abbett Mid Cap Value Fund                                                      198

T. Rowe Price*              57,261,737 shares in the Stable Value Common Trust Fund                                           57,262

T. Rowe Price*              254,836 shares in the Spectrum Income Fund                                                         2,742

T. Rowe Price*              331,387 shares in the Equity Income Fund                                                           6,558

T. Rowe Price*              640,850 shares in the Equity Index Trust                                                          15,393

T. Rowe Price*              289,765 shares in the Small Cap Value Fund                                                         6,357

T. Rowe Price*              424,492 shares in the New Horizons Fund                                                            7,051

T. Rowe Price*              230,493 shares in the Personal Strategy Income Fund                                                2,766

T. Rowe Price*              1,402,872 shares in the Personal Strategy Balanced Fund                                           19,037

T. Rowe Price*              332,808 shares in the Personal Strategy Growth Fund                                                5,035

T. Rowe Price*              228,247 shares in the Science & Technology Fund                                                    2,837

T. Rowe Price*              42,025 shares in the Mid-Cap Growth Fund                                                           1,304

T. Rowe Price*              725,772 shares in the Blue Chip Growth Fund                                                       15,931

Notes receivable            Participant notes receivable at interest
from participants*          rates ranging from 5.25% to 10.93%,
                            maturities not to exceed 5 years for
                            general purpose and
                            15 years for principal residence                                                                  13,206
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        $    215,316
====================================================================================================================================


The cost of participant-directed investments is not required.
*Indicates a party-in-interest investment.
See accompanying independent auditors' report.



                                                                                                                         Schedule 2
                                                                   THE BRINK'S COMPANY 401(k) PLAN
                                                      Schedule H, Line 4j, Schedule of Reportable Transactions
                                                                For the Year Ended December 31, 2002
                                                     (In thousands, except number of purchase and sale amounts)


                      Description of asset                                                                Current value
Identity of           (include interest rate and    Purchase  Selling   Lease   Expense incurred  Cost of of asset on      Net gain
party involved        maturity n case of a loan)    Price     Price     Rental  with Transaction  Asset   Transaction Date or (loss)
------------------------------------------------------------------------------------------------------------------------------------
The Brink's Company   The Brink's Company
                      common stock
                      29 purchases                  7,843       N/A      N/A          N/A          7,843      7,843           N/A


The Brink's Company   The Brink's Company
                      common stock
                      224 sales                       N/A     4,855      N/A          N/A          5,240      4,855          385


===================================================================================================================================

Transactions under an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account are not treated for purposes of line 4j as reportable transactions. Transactions listed represent a series of transactions in a security of the same issue in excess of 5% of the plan market value as of December 31, 2001. See accompanying independent auditors' report.

                                 Exhibit Index
                                 -------------

Exhibit Number     Description
--------------     -----------

     23            Consent of KPMG LLP

     99 Certification pursuant to 18 U.S.C. Section 1350; as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002





                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            The Brink's Company 401(k) Plan
                                                 (Name of Plan)



                                                  /s/ Frank T. Lennon
                                            ---------------------------------
                                                   (Frank T. Lennon
                                          Vice President-Human Resources and
                                        Administration of The Brink's Company)

Date: June 27, 2003